THORNBURG INVESTMENT TRUST 485BPOS

Exhibit 99.(h)(2)

TRANSFER AGENCY AND SERVICE AGREEMENT

This AGREEMENT is made as of the 19th day of March, 2026 by and between STATE STREET BANK AND TRUST COMPANY, Massachusetts trust company having its principal office and place of business at One Congress Street, Boston, Massachusetts 02114 (“State Street” or the “Transfer Agent”), and THORNBURG INVESTMENT TRUST, a Massachusetts business trust having its principal office and place of business at 2300 North Ridgetop Road, Santa Fe, NM 87506 (the “Trust”).

WHEREAS, the Trust is authorized to issue shares of beneficial interest in separate series, with each such series representing interests in a separate portfolio of securities and other assets (each, a “Portfolio,” and collectively, the “Portfolios”);

WHEREAS, the Trust desires to have certain of its Portfolios offer a class of exchange-traded shares (“Shares”) that operates as an exchange-traded fund, each as named in the attached Schedule A, which may be amended by the parties from time to time (each such class now or hereafter established and made subject to this Agreement in accordance with Section 11 of this Agreement, an “ETF Class” and, collectively, the “ETF Classes”);

WHEREAS, each Portfolio will issue and redeem Shares only in aggregations of Shares known as “Creation Units,” except in connection with a shareholder’s conversion of a Portfolio’s mutual fund class shares to Shares, as described in the currently effective prospectus and statement of additional information of the ETF Class (collectively, the “Prospectus”);

WHEREAS, only those entities (“Authorized Participants”) that have entered into an Authorized Participant Agreement with the distributor of the ETF Class, currently ALPS Distributors, Inc. (the “Distributor”), are eligible to place orders for Creation Units with the Distributor;

WHEREAS, the Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”) or its nominee will be the record or registered owner of all outstanding Shares;

WHEREAS, Trust desires to appoint Transfer Agent to act as transfer agent, dividend disbursing agent and agent in connection with certain other activities, for each Portfolio’s ETF Class; and Transfer Agent is willing to accept such appointment with respect to each such ETF Class.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto, agree as follows:

1.	TERMS OF APPOINTMENT

1.1	Subject to the terms and conditions set forth in this Agreement, the Trust and each Portfolio hereby employs and appoints the Transfer Agent to act as, and the Transfer Agent agrees to act as, transfer agent for the Creation Units and dividend disbursing agent of the ETF Class of each Portfolio.

1.2	Transfer Agency Services. In accordance with procedures established from time to time by agreement between the Trust and each Portfolio, as applicable, and the Transfer Agent (the “Procedures”), the Transfer Agent shall, with respect to each ETF Class:

(i)	establish each Authorized Participant’s account in the applicable Portfolio on the Transfer Agent’s recordkeeping system and maintain such account for the benefit of such Authorized Participant;

(ii)	receive and process orders for the purchase of Creation Units from the Distributor or the Trust, and promptly deliver payment and appropriate documentation thereof to the custodian of the applicable Portfolio as identified by the Trust (the “Custodian”);

(iii)	generate or cause to be generated and transmitted confirmation of receipt of such purchase orders to the Authorized Participants and, if applicable, transmit appropriate trade instruction to the National Securities Clearance Corporation (“NSCC”);

(iv)	receive and process redemption requests and redemption directions from the Distributor or the Trust and deliver the appropriate documentation thereof to the Custodian;

(v)	with respect to items (i) through (iv) above, the Transfer Agent may execute transactions directly with Authorized Participants;

(vi)	maintain a current list of authorized persons of each Authorized Participant as directed by the Authorized Participant, and only permit such authorized persons to give instructions or any other notice, request or instruction (whether via Fund Connect® ETF or a successor system of similar quality, or any other manner contemplated in the Authorized Participant Agreement) with respect to creation or redemption orders in the Portfolios;

(vii)	at the appropriate time as and when it receives monies paid to it by the Custodian with respect to any redemption, pay over or cause to be paid over in the appropriate manner such monies, if any, to the redeeming Authorized Participant as instructed by the Distributor or the Trust;

(viii)	prepare and transmit by means of DTC’s book-entry system payments for any dividends and distributions declared by the Trust on behalf of the applicable Portfolio;

(ix)	record the issuance of Shares of the applicable Portfolio and maintain a record of the total number of Shares of each Portfolio which are issued and outstanding; and provide the Trust on a regular basis with the total number of Shares of each Portfolio which are issued and outstanding but Transfer Agent shall have no obligation, when recording the issuance of Shares, to monitor the issuance of such Shares to determine if there are authorized Shares available for issuance or to take cognizance of any laws relating to, or corporate actions required for, the issue or sale of such Shares, which functions shall be the sole responsibility of the Trust and each Portfolio; and, excluding DTC or its nominee as the record or registered owner, the Transfer Agent shall have no obligations or responsibilities to account for, keep records of, or otherwise related to, the beneficial owners of the Shares;

(x)	maintain and manage, as agent for the Trust and each Portfolio, such bank accounts as the Transfer Agent shall deem necessary for the performance of its duties under this Agreement, including but not limited to, the processing of Creation Unit purchases and redemptions and the payment of a Portfolio’s dividends and distributions. The Transfer Agent may maintain such accounts at the bank or banks deemed appropriate by the Transfer Agent in accordance with applicable law;

(xi)	process any request from an Authorized Participant to change its account registration; and

(xii)	except as otherwise instructed by the Trust, the Transfer Agent shall process all transactions in each Portfolio in accordance with the procedures mutually agreed upon by the Trust and the Transfer Agent with respect to the proper net asset value to be applied to purchase orders received in good order by the Transfer Agent or by the Trust or any other person or firm on behalf of such Portfolio or from an Authorized Participant before cut-offs established by the Trust. The Transfer Agent shall report to the Trust any known exceptions to the foregoing.

1.3	Additional Services. In addition to, and neither in lieu of nor in contravention of the services set forth in Section 1.2 above, the Transfer Agent shall perform the following services with respect to each ETF Class:

(i)	The Transfer Agent shall perform such other services for the Trust that are mutually agreed to by the parties from time to time, for which the Trust will pay such fees as may be mutually agreed upon, including the Transfer Agent’s reasonable out-of-pocket expenses. The provision of such services shall be subject to the terms and conditions of this Agreement.

(ii)	DTC and NSCC. The Transfer Agent shall: (a) accept and effectuate the registration and maintenance of accounts, and the purchase and redemption of Creation Units in such accounts, in accordance with instructions transmitted to and received by the Transfer Agent by transmission from DTC or NSCC on behalf of Authorized Participants; and (b) issue instructions to a Portfolio’s banks for the settlement of transactions between the Portfolio and DTC or NSCC (acting on behalf of the applicable Authorized Participant).

1.4	Authorized Persons. The Trust and each Portfolio, hereby agrees and acknowledges that the Transfer Agent may rely on the current list of authorized persons, including the Distributor, as provided or agreed to by the Trust and as may be amended from time to time, in receiving instructions to issue or redeem Creation Units. The Trust and each Portfolio, agrees and covenants for itself and each such authorized person that any order or sale of or transaction in Creation Units received by it after the order cut-off time as set forth in the Prospectus or such earlier time as designated by such Portfolio (the “Order Cut-Off Time”), shall be effectuated at the net asset value determined on the next business day or as otherwise required pursuant to the applicable Portfolio’s then-effective Prospectus, and the Trust or such authorized person shall so instruct the Transfer Agent of the proper effective date of the transaction.

1.5	Anti-Money Laundering and Client Screening. With respect to the Trust’s or any Portfolio’s offering and sale of Creation Units at any time, and for all subsequent transfers of such interests, the Trust or its delegate shall, to the extent applicable, directly or indirectly and to the extent required by law: (i) conduct know your customer/client identity due diligence with respect to potential investors and transferees in the Shares and Creation Units and shall obtain and retain due diligence records for each investor and transferee; (ii) use its best efforts to ensure that each investor’s and any transferee’s funds used to purchase Creation Units or Shares shall not be derived from, nor the product of, any criminal activity; (iii) if requested, provide periodic written verifications that such investors/transferees have been checked against the United States Department of the Treasury Office of Foreign Assets Control database for any non-compliance or exceptions; and (iv) perform its obligations under this Section in accordance with all applicable anti-money laundering laws and regulations. In the event that the Transfer Agent has received advice from counsel that access to underlying due diligence records pertaining to the investors/transferees is necessary to ensure compliance by the Transfer Agent with relevant anti-money laundering (or other applicable) laws or regulations, the Trust shall, upon receipt of written request from the Transfer Agent, provide the Transfer Agent copies of such due diligence records.

1.6	State Transaction (“Blue Sky”) Reporting. If applicable, the Trust shall be solely responsible for its “blue sky” compliance and state registration requirements.

1.7	Tax Law. The Transfer Agent shall have no responsibility or liability for any obligations now or hereafter imposed on the Trust, a Portfolio, any Creation Units, any Shares, a beneficial owner thereof, an Authorized Participant or the Transfer Agent in connection with the services provided by the Transfer Agent hereunder by the tax laws of any country or of any state or political subdivision thereof. It shall be the responsibility of the Trust to notify the Transfer Agent of the obligations imposed on the Trust, a Portfolio, the Creation Units, the Shares, or the Transfer Agent in connection with the services provided by the Transfer Agent hereunder by the tax law of countries, states and political subdivisions thereof, including responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting, that are applicable to the services provided by the Transfer Agent hereunder.

1.8	The Transfer Agent shall provide the office facilities and the personnel determined by it to perform the services contemplated herein.

2.	FEES AND EXPENSES

2.1	Fee Schedule. For the performance by the Transfer Agent of services provided pursuant to this Agreement, the Transfer Agent shall be entitled to receive the fees and expenses set forth in a written fee schedule.

3.	REPRESENTATIONS AND WARRANTIES OF THE TRANSFER AGENT

The Transfer Agent represents and warrants to the Trust that:

3.1	It is a trust company duly organized and existing under the laws of the Commonwealth of Massachusetts.

3.2	It is duly registered as a transfer agent under Section 17A(c)(2) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), it will remain so registered for the duration of this Agreement, and it will promptly notify the Trust in the event of any material change in its status as a registered transfer agent.

3.3	It is duly qualified to carry on its business in the Commonwealth of Massachusetts.

3.4	It is empowered under applicable laws and by its organizational documents to enter into and perform the services contemplated in this Agreement.

3.5	All requisite organizational proceedings have been taken to authorize it to enter into and perform this Agreement.

3.6	It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.

The Transfer Agent will notify the Trust promptly if any of the representations and warranties above cease to be true.

4.	REPRESENTATIONS AND WARRANTIES OF THE TRUST AND THE PORTFOLIOS

The Trust and each Portfolio represents and warrants to the Transfer Agent that:

4.1	The Trust is a business trust duly organized, existing and in good standing under the laws of the state of its formation.

4.2	The Trust is empowered under applicable laws and by its organizational documents to enter into and perform this Agreement.

4.3	All requisite proceedings have been taken to authorize the Trust to enter into, perform and receive services pursuant to this Agreement and to appoint the Transfer Agent as transfer agent of the Trust and the Portfolios.

4.4	The Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.

4.5	A registration statement under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Shares will be effective prior to the Transfer Agent commencing its services hereunder, and all appropriate state securities law filings have been made or will be made, with respect to all Shares of the Trust being offered for sale.

4.6	Where information provided by the Trust or the Authorized Participants includes information about an identifiable individual (“Personal Information”), the Trust represents and warrants that it has obtained all consents and approvals, as required by all applicable laws, regulations, by-laws and ordinances that regulate the collection, processing, use or disclosure of Personal Information, necessary to disclose such Personal Information to the Transfer Agent, and as required for the Transfer Agent to use and disclose such Personal Information in connection with the performance of the services hereunder.

The Trust will notify the Transfer Agent promptly if any of the representations and warranties above cease to be true.

5.	DATA ACCESS AND PROPRIETARY INFORMATION

5.1	The Trust acknowledges that the databases, computer programs, screen formats, report formats, interactive design techniques, and documentation manuals furnished to the Trust by the Transfer Agent as part of the Trust’s ability to access certain Trust-related data maintained by the Transfer Agent or another third party on databases under the control and ownership of the Transfer Agent (“Data Access Services”) constitute copyrighted, trade secret, or other proprietary information (collectively, “Proprietary Information”) of substantial value to the Transfer Agent or another third party. In no event shall Proprietary Information be deemed Authorized Participant information or the confidential information of the Trust. The Trust and each Portfolio agrees to treat all Proprietary Information as proprietary to the Transfer Agent and further agrees that it shall not divulge any Proprietary Information to any person or organization except as may be provided hereunder. Without limiting the foregoing, the Trust agrees for itself and its officers and agents, to:

(i)	use such programs and databases solely on the Trust’s, or such agents’ computers, or solely from equipment at the location(s) agreed to between the Trust and the Transfer Agent, and solely in accordance with the Transfer Agent’s applicable user documentation;

(ii)	refrain from copying or duplicating in any way (other than in the normal course of performing processing on the Trust’s computer(s)) the Proprietary Information;

(iii)	refrain from obtaining unauthorized access to any portion of the Proprietary Information, and if such access is inadvertently obtained, to inform the Transfer Agent in a timely manner of such fact and dispose of such information in accordance with the Transfer Agent’s instructions;

(iv)	refrain from causing or allowing Proprietary Information transmitted from the Transfer Agent’s computers to the Trust’s, or such agents’ computer to be retransmitted to any other computer facility or other location, except with the prior written consent of the Transfer Agent (such consent not to be unreasonably withheld);

(v)	allow the Trust or its affiliates or agents to have access only to those authorized transactions agreed upon by the Trust and the Transfer Agent; and

(vi)	honor all reasonable written requests made by the Transfer Agent to protect at the Transfer Agent’s expense the rights of the Transfer Agent in Proprietary Information at common law, under federal copyright law and under other federal or state law; however, the foregoing shall not be construed to require the Trust to execute any assignments of intellectual property rights or to become a party to any litigation or other legal proceeding.

5.2	Proprietary Information shall not include all or any portion of any of the foregoing items that (i) are or become publicly available without breach of this Agreement; (ii) are released for general disclosure by a written release by the Transfer Agent; (iii) are required to be disclosed by applicable law, regulation, or legal proceeding; or (iv) are already in the possession of the receiving party at the time of receipt without obligation of confidentiality or breach of this Agreement.

5.3	If the Trust notifies the Transfer Agent that any of the Data Access Services do not operate in material compliance with the most recently issued user documentation for such services, the Transfer Agent shall use commercially reasonable efforts to correct such failure. Organizations from which the Transfer Agent may obtain certain data included in the Data Access Services are solely responsible for the contents of such data, and the Trust agrees to make no claim against the Transfer Agent arising out of the contents of such third-party data, including, but not limited to, the accuracy thereof. DATA ACCESS SERVICES AND ALL COMPUTER PROGRAMS AND SOFTWARE SPECIFICATIONS USED IN CONNECTION THEREWITH ARE PROVIDED ON AN “AS IS, AS AVAILABLE” BASIS. THE TRANSFER AGENT EXPRESSLY DISCLAIMS ALL WARRANTIES EXCEPT THOSE EXPRESSLY STATED HEREIN INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

5.4	If the transactions available to the Trust include the ability to originate electronic instructions to the Transfer Agent in order to (i) effect the transfer or movement of cash or Creation Units, or (ii) transmit Authorized Participant information or other information, then in such event the Transfer Agent shall be entitled to rely on the validity and authenticity of such instruction without undertaking any further inquiry as long as such instruction is undertaken in conformity with security procedures established by the Transfer Agent from time to time.

5.5	Each party shall take reasonable efforts to advise its employees of their obligations pursuant to this Section. The obligations of this Section shall survive any earlier termination of this Agreement.

6.	STANDARD OF CARE / LIMITATION OF LIABILITY

6.1	The Transfer Agent shall at all times act in good faith in its performance of all services performed under this Agreement, but assumes no responsibility and shall not be liable for loss or damage due to errors, including encoding and payment processing errors, unless said errors are caused by its negligence, bad faith or willful misconduct or that of its employees or agents. The parties agree that any encoding or payment processing errors shall be governed by this standard of care, and that Section 4-209 of the Uniform Commercial Code is superseded by this Section.

6.2	In any event, the Transfer Agent’s cumulative liability for each calendar year with respect to the services provided pursuant to this Agreement, regardless of the form of action or legal theory, shall be limited to the total fees payable hereunder during the preceding 12-month period, for all liability or loss suffered by the Trust or the Portfolios.

6.3	Neither party will be liable for special, incidental, indirect, punitive or consequential damages, regardless of the form of action and even if the same were foreseeable.

7	INDEMNIFICATION

7.1	The Transfer Agent and its affiliates, including their respective officers, directors, employees and agents (the “Indemnitees”), shall not be responsible for, and the Trust and each Portfolio, severally and not jointly, shall indemnify and hold the Indemnitees harmless from and against, any and all losses, damages, costs, charges, reasonable counsel fees (including the defense of any lawsuit solely in connection with services under this Agreement in which one of the Indemnitees is a named party), payments, expenses and liability directly arising out of or directly attributable to the following:

(i)	all actions of the Transfer Agent or its agents or subcontractors required to be taken pursuant to this Agreement, provided that such actions are taken in good faith and without negligence or willful misconduct;

(ii)	the Trust’s breach of any representation, warranty or covenant of the Trust hereunder;

(iii)	the Trust’s bad faith, gross negligence or willful misconduct;

(iv)	reliance upon, and any subsequent use of or action taken or omitted, by the Transfer Agent, or its agents or subcontractors on: (a) any information, records, documents, data, stock certificates or services, which are received by the Transfer Agent or its agents or subcontractors in physical form, or by machine readable input, facsimile, electronic data entry, electronic instructions or other similar means authorized by the Trust, and which have been prepared, maintained or performed by the Trust or any other person or firm authorized to act on behalf of the Trust, including but not limited to any broker-dealer, third party administrator or previous transfer agent; (b) any instructions or requests of the Trust or its officers or the Trust’s agents or subcontractors or their officers or employees; (c) any instructions or opinions of legal counsel to the Trust or any Portfolio with respect to any matter arising in connection with the services to be performed by the Transfer Agent under this Agreement which are provided to the Transfer Agent by the Trust or Portfolio after consultation with such legal counsel; or (d) any paper or document, reasonably believed to be genuine, authentic, or signed by the proper person or persons;

(v)	the offer or sale of Creation Units in violation of any requirement under federal or state securities laws or regulations requiring that such Creation Units be registered, or in violation of any stop order or other determination or ruling by any federal or state agency with respect to the offer or sale of such Creation Units (except to the extent that such violation resulted directly from the Transfer Agent’s negligent failure to comply with the instructions of the Trust or Portfolio or other authorized party identifying the states and countries where the Creation Units are registered or exempt, and the number of Creation Units of each class registered with respect to each such state or country, as applicable);

(vi)	the negotiation and processing of any checks, wires and ACH transmissions, including without limitation, for deposit into, or credit to, the Trust’s demand deposit accounts maintained by the Transfer Agent; the Transfer Agent shall assist the Trust and work with the Trust and the depositing and/or originating bank to mitigate the losses where possible; however, the Trust acknowledges that such mitigation is not a condition of this indemnity obligation;

(vii)	all actions relating to the transmission of Trust, Creation Unit or Authorized Participant data through the NSCC clearing systems, if applicable; and

(viii)	any tax obligations of the Trust or a Portfolio under the tax laws of any country or of any state or political subdivision thereof, including taxes, withholding and reporting requirements, claims for exemption and refund, additions for late payment, interest, penalties and other expenses (including legal expenses) that may be assessed, imposed or charged against the Transfer Agent as transfer agent hereunder.

7.2	At any time the Transfer Agent may apply to any officer of the Trust for instructions, and may consult with legal counsel (which may be Trust counsel) at its own expense with respect to any matter arising in connection with the services to be performed by the Transfer Agent under this Agreement, and the Transfer Agent and its agents or subcontractors shall not be liable and shall be indemnified by the Trust and the applicable Portfolio for any action taken or omitted by it in reasonable reliance upon such instructions or upon the opinion of such counsel, provided that any such action taken or omitted by the Transfer Agent was in good faith and without negligence or willful misconduct. The Transfer Agent, its agents and subcontractors shall be protected and indemnified in acting upon any paper or document furnished by or on behalf of the Trust or the applicable Portfolio, reasonably believed to be genuine and to have been signed by the proper person or persons, or upon any instruction, information, data, records or documents provided the Transfer Agent or its agents or subcontractors by machine readable input, electronic data entry or other similar means authorized by the Trust and the Portfolios, and shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from the Trust.

8.	ADDITIONAL COVENANTS OF THE TRUST AND THE TRANSFER AGENT

8.1	Delivery of Documents. The Trust shall promptly furnish to the Transfer Agent the following:

(i)	A copy of the resolution of the Board of Trustees of the Trust certified by the Trust’s Secretary authorizing the appointment of the Transfer Agent and the execution and delivery of this Agreement.

(ii)	A copy of the Declaration of Trust and By-Laws of the Trust and all amendments thereto.

8.2	Certificates, Checks, Facsimile Signature Devices. The Transfer Agent hereby agrees to establish and maintain facilities and procedures for safekeeping of any stock certificates, check forms and facsimile signature imprinting devices; and for the preparation or use, and for keeping account of, such certificates, forms and devices.

8.3	Records. The Transfer Agent shall keep records relating to the services to be performed hereunder, in the form and manner as it may deem advisable and as may be required by (i) the laws and regulations applicable to its business as a Transfer Agent, including, but not limited to, those set forth in 17 CFR 240.17Ad-6 and 17 CFR 240.17Ad-7, in each case as such regulations may be amended from time to time; and (ii) its record retention policies. The Transfer Agent shall also maintain customary records in connection with its agency for the Portfolios.. In furtherance of the Trust’s compliance with the requirements of Section 31 of the 1940 Act and the Rules thereunder, the Transfer Agent agrees that any records relating to the services provided to the Trust and Portfolios hereunder shall be made available upon reasonable request and preserved for the periods prescribed by the applicable Rules unless such records are earlier surrendered to the Trust or Portfolios. Records may be surrendered in either written or machine-readable form, at the option of the Transfer Agent. In the event that the Transfer Agent is requested or authorized by the Trust, or required by subpoena, administrative order, court order or other legal process, applicable law or regulation, or required in connection with any investigation, examination or inspection of the Trust by state or federal regulatory agencies, to produce the records of the Trust or the Transfer Agent’s personnel as witnesses or deponents, the Trust agrees to pay the Transfer Agent for the Transfer Agent’s time and expenses, as well as the fees and expenses of the Transfer Agent’s counsel, reasonably incurred in such production.

8.4	SSAE16 Reports. The Transfer Agent will furnish to the Trust, on a semi-annual basis, a report in accordance with Statements on Standards for Attestation Engagements No. 16, or any successor auditing standard, as well as such other reports and information relating to the Transfer Agent’s policies and procedures and its compliance with such policies and procedures and with the laws applicable to its business and its services, as the parties may mutually agree upon.

9.	CONFIDENTIALITY AND USE OF DATA

9.1	All information provided under this Agreement by a party (the “Disclosing Party”) to the other party (the “Receiving Party”) regarding the Disclosing Party’s business and operations shall be treated as confidential and the parties will take all commercially reasonable measures to safeguard the security of all confidential information and prevent its unauthorized dissemination, publication, or use. Subject to Section 9.2 below, all confidential information provided under this Agreement by Disclosing Party shall be used, including disclosure to third parties, by the Receiving Party, or its agents or service providers, solely for the purpose of performing or receiving the services and discharging the Receiving Party’s other obligations under the Agreement or managing the business of the Receiving Party and its Affiliates (as defined in Section 9.2 below), including financial and operational management and reporting, risk management, legal and regulatory compliance and client service management. The foregoing shall not be applicable to any information (a) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, (b) that is independently derived by the Receiving Party without the use of any information provided by the Disclosing Party in connection with this Agreement, (c) that is disclosed to comply with any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, provided that, to the extent permitted by law, Receiving Party promptly notifies Disclosing Party of such demand, and provides it with an opportunity to respond, including seeking a protective order or other appropriate remedy; provided further, however, such notice shall not be required if Receiving Party is disclosing confidential information in the course of, or in response to, a routine inquiry or examination that is not specifically targeted at Disclosing Party or the confidential information (d) that is disclosed as required by operation of law or regulation or as required to comply with the requirements of any market infrastructure that the Disclosing Party or its agents direct the Transfer Agent or its Affiliates to employ (or which is required in connection with the holding or settlement of instruments included in the assets subject to this Agreement), or (e) where the party seeking to disclose has received the prior written consent of the party providing the information, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, each party acknowledges that the other party may provide access to and use of confidential information relating to the other party to the disclosing party’s employees, affiliates, contractors, agents, professional advisors, auditors or persons performing similar functions, as necessary solely for the purpose of rendering services under this Agreement.

9.2	(a) In connection with the provision of the services and the discharge of its other obligations under this Agreement, the Transfer Agent (which term for purposes of this Section 9.2 includes each of its parent company, branches and affiliates (“Affiliates”)) may collect and store information regarding the Trust or Portfolio and share such information with its Affiliates, agents and service providers in order and to the extent reasonably necessary (i) to carry out the provision of services contemplated under this Agreement and other agreements between the Trust and the Transfer Agent or any of its Affiliates and (ii) to carry out management of its businesses, including, but not limited to, financial and operational management and reporting, risk management, legal and regulatory compliance and client service management.

(b) Subject to paragraph (d) below, the Transfer Agent and/or its Affiliates may use any confidential information of the Trust or Portfolios (“Data”) obtained by such entities in the performance of their services under this Agreement or any other agreement between the Trust and the Transfer Agent or one of its Affiliates, including Data regarding transactions and portfolio holdings relating to the Trust to develop, publish or otherwise distribute to third parties certain investor behavior “indicators” or “indices” that represent broad trends  in the flow of investment funds into various markets, sectors or investment instruments (collectively, the “Indicators”), but only so long as (i) the Data is combined or aggregated with (A) information of other customers of the Transfer Agent and/or (B) information derived from other sources, in each case such that the Indicators do not allow for attribution or identification of such Data with the Trust, (ii) the Data represents less than a statistically meaningful portion of all of the data used to create the Indicators and (iii) the Transfer Agent publishes or otherwise distributes to third parties only the Indicators and under no circumstance publishes, makes available, distributes or otherwise discloses any of the Data to any third party, whether aggregated, anonymized or otherwise, except as expressly permitted under this Agreement. Transfer Agent acknowledges and agrees that it is solely responsible for any aggregated Data and that, once aggregated, the Data is not covered by any representations or warranties made or provided by the Trust herein. Transfer Agent further acknowledges and agrees that the Trust assumes no liability or obligation whatsoever with respect to such aggregated Data. Transfer Agent will indemnify and hold the Trust harmless from any and all liability that the Trust may be subject to as a result of Transfer Agent’s use of the aggregated Data, including any failure by Transfer Agent to properly aggregate or anonymize such Data.

(c) The Trust acknowledges that the Transfer Agent may seek to realize economic benefit from the publication or distribution of the Indicators.

(d)  Except as expressly contemplated by this Agreement, nothing in this Section 9.2 shall limit the confidentiality and data-protection obligations of the Transfer Agent and its Affiliates under this Agreement and applicable law. The Transfer Agent shall cause any Affiliate, agent or service provider to which it has disclosed Data pursuant to this Section 9.2 to comply at all times with confidentiality and data-protection obligations as if it were a party to this Agreement and shall be responsible for any breach of the obligations under this Section 9 by its Affiliates, agents, or service providers to which it has disclosed Data as if it had breached such confidentiality obligations itself.

9.3	The Transfer Agent affirms that it has, and will continue to have throughout the term of this Agreement, procedures in place that are reasonably designed to protect the privacy of non-public personal consumer/customer financial information to the extent required by applicable laws, rules and regulations.

10.	Effective Period and Termination

This Agreement shall remain in full force and effect for an initial term ending January 1, 2027 (the “Initial Term”). After the expiration of the Initial Term, this Agreement shall automatically renew for successive one-year terms (each, a “Renewal Term”) unless a written notice of non-renewal is delivered by the non-renewing party no later than ninety (90) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be. During the Initial Term and thereafter, either party may terminate this Agreement upon written notice: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within sixty (60) days’ written notice of such breach, or (ii) in the event of the appointment of a conservator or receiver for the other party or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction. Upon termination of this Agreement pursuant to this paragraph with respect to the Trust or any Portfolio, the Trust or applicable Portfolio shall pay the Transfer Agent its compensation due and shall reimburse the Transfer Agent for its reasonable costs, expenses and disbursements associated with the transfer of any records maintained by the Transfer Agent.

In the event of: (i) the Trust’s termination of this Agreement with respect to the Trust or its Portfolio(s) for any reason other than as set forth in the immediately preceding paragraph, or (ii) a transaction not in the ordinary course of business pursuant to which the Transfer Agent is not retained to continue providing services hereunder to the Trust or a Portfolio (or its respective successor), the Trust or applicable Portfolio shall pay the Transfer Agent its compensation due through the end of the then-current term (based upon the average monthly compensation previously earned by Transfer Agent with respect to the Trust or such Portfolio) and shall reimburse the Transfer Agent for its reasonable costs, expenses and disbursements associated with the transfer of any records maintained by the Transfer Agent. Upon receipt of such payment and reimbursement, the Transfer Agent will deliver the Trust’s or such Portfolio’s records as set forth herein. For the avoidance of doubt, no payment will be required pursuant to clause (ii) of this paragraph in the event of any transaction such as (a) the liquidation or dissolution of the Trust or a Portfolio and distribution of the Trust’s or Portfolio’s assets as a result of the Board’s determination in its reasonable business judgment that the Trust or such Portfolio is no longer viable, (b) a merger of the Trust or a Portfolio into, or the consolidation of the Trust of a Portfolio with, another entity, or (c) the sale by the Trust or a Portfolio of all, or substantially all, of its assets to another entity, in each of (b) and (c) where the Transfer Agent is retained to continue providing services to the Trust or such Portfolio (or its respective successor) on substantially the same terms as this Agreement.

Termination of this Agreement with respect to any one particular Portfolio shall in no way affect the rights and duties under this Agreement with respect to the Trust or any other Portfolio.

11.	Additional ETF CLASSES

In the event that a Portfolio establishes a class of exchange-traded shares in addition to the ETF Classes listed on the attached Schedule A, with respect to which the Trust desires to have the Transfer Agent render services as transfer agent under the terms hereof, the Trust shall so notify the Transfer Agent in writing, and if the Transfer Agent agrees in writing to provide such services, such classes of exchange-traded shares shall become an ETF Class hereunder.

12.	assignment

12.1	Except as provided in Section 13 below, neither this Agreement nor any rights or obligations hereunder may be delegated or assigned by either party without the written consent of the other party.

12.2	Except as explicitly stated elsewhere in this Agreement, nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than the Transfer Agent and the Trust and the Portfolios, and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the Transfer Agent and the Trust and the Portfolios. This Agreement shall inure to the benefit of, and be binding upon, the parties and their respective permitted successors and assigns.

12.3	This Agreement does not constitute an agreement for a partnership or joint venture between the Transfer Agent and the Trust. Neither party shall make any commitments with third parties that are binding on the other party without the other party’s prior written consent.

13.	DELEGATION; SUBCONTRACTORS

13.1	The Transfer Agent shall have the right, without the consent or approval of the Trust, to employ agents, subcontractors, consultants and other third parties, whether affiliated or unaffiliated, to provide or assist it in the provision of any part of the services stated herein (each, a “Delegate” and collectively, the “Delegates”). The Transfer Agent shall be responsible for the services delivered by, and the acts and omissions of, any such Delegate as if the Transfer Agent had provided such services and committed such acts and omissions itself. The Transfer Agent shall be responsible for the compensation of its Delegates. Where required, such Delegate shall be a duly registered transfer agent pursuant to Section 17A(c)(2) of the 1934 Act.

13.2	The Transfer Agent will provide the Trust with information regarding its global operating model for the delivery of the services on a quarterly or other periodic basis, which information shall include the identities of Delegates affiliated with the Transfer Agent that perform or may perform parts of the services, and the locations from which such Delegates perform services, as well as such other information about its Delegates as the Trust may reasonably request from time to time. Nothing in this Section 13 shall limit or restrict the Transfer Agent’s right to use affiliates or third parties to perform or discharge, or assist it in the performance or discharge, of any obligations or duties under this Agreement other than the provision of the services.

14.	miscellaneous

14.1	Amendment. This Agreement may be amended by a written agreement executed by both parties.

14.2	Massachusetts Law to Apply. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of The Commonwealth of Massachusetts without giving effect to any conflicts of law rules thereof.

14.3	Force Majeure. Neither Party shall be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including without limitation, work stoppage, power or other mechanical failure, computer virus, natural disaster, acts of war or terrorism, pandemics, governmental actions or communication disruption, except, in the case of the Transfer Agent, to the extent that such losses are attributable to its breach of business continuity obligations under this Agreement.

14.4	Data Protection. The Transfer Agent will implement and maintain a comprehensive written information security program that contains appropriate security measures to safeguard the personal information of the Trust’s shareholders, employees, directors and/or officers that the Transfer Agent receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) driver’s license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account. Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.

14.5	Survival. All provisions regarding indemnification, warranty, liability, and limits thereon, and confidentiality and/or protections of proprietary rights and trade secrets shall survive the termination of this Agreement.

14.6	Severability. If any provision or provisions of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

14.7	Priorities Clause. In the event of any conflict, discrepancy or ambiguity between the terms and conditions contained in this Agreement and any schedules or attachments hereto, the terms and conditions contained in this Agreement shall take precedence.

14.8	Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver nor shall it deprive such party of the right thereafter to insist upon strict adherence to that term or any term of this Agreement. The failure of a party hereto to exercise or any delay in exercising any right or remedy under this Agreement shall not constitute a waiver of any such term, right or remedy or a waiver of any other rights or remedies. No single or partial exercise of any right or remedy under this Agreement shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy. Any waiver must be in writing signed by the waiving party.

14.9	Entire Agreement. This Agreement and any schedules, exhibits, attachments or amendments hereto constitute the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

14.10	Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same Agreement. Counterparts may be executed in either original or electronically transmitted form (e.g., faxes or emailed portable document format (PDF) form), and the parties hereby adopt as original any signatures received via electronically transmitted form.

14.11	Reproduction of Documents. This Agreement and all schedules, exhibits, attachments and amendments hereto may be reproduced by any photographic, photostatic, digital or other similar process. The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

14.12	Notices. Any notice instruction or other instrument required to be given hereunder will be in writing and may be sent by hand, or by facsimile transmission, or overnight delivery by any recognized delivery service, to the parties at the following address or such other address as may be notified by any party from time to time:

(a)	If to the Transfer Agent, to:

State Street Bank and Trust Company

Transfer Agency

Attention: Compliance

1776 Heritage Dr.,

Quincy, MA 02171 With a copy to:

STATE STREET BANK AND TRUST COMPANY

Legal Division – Investment Services Americas

One Congress Street

Boston, MA  02114

(b)	If to the Trust, to:

c/o Thornburg Investment Management Inc.

2300 North Ridgetop Road

Santa Fe, NM 87506

Attn: Fund Administration

With a copy to:

Thornburg Investment Management, Inc.

2300 North Ridgetop Road

Santa Fe, NM 87506

Attn: General Counsel

14.13	Interpretive and Other Provisions. In connection with the operation of this Agreement, the Transfer Agent and the Trust on behalf of each of the Portfolios, may from time to time agree on such provisions interpretive of or in addition to the provisions of this Agreement as may in their joint opinion be consistent with the general tenor of this Agreement. Any such interpretive or additional provisions shall be in a writing signed by all parties, provided that no such interpretive or additional provisions shall contravene any applicable laws or regulations or any provision of the Trust’s governing documents. No interpretive or additional provisions made as provided in the preceding sentence shall be deemed to be an amendment of this Agreement.

14.14	Business Continuity Plans. The Transfer Agent will at all times maintain a business contingency plan and a disaster recovery plan and will take commercially reasonable measures to maintain and periodically test such plans. The Transfer Agent will implement such plans following the occurrence of an event which results in an interruption or suspension of the Services to be provided by the Transfer Agent.

14.15	Insurance. Transfer Agent agrees to maintain in force throughout the term of the Agreement, with financially sound and reputable insurers, appropriate insurance in an adequate amount covering the Transfer Agent’s duties and activities as a transfer agent. The Transfer Agent agrees to provide the Trust with certificates of its insurance coverage upon reasonable request and on no more than an annual basis as requested by the Trust.

14.16	No Advertising/Publicity. Neither party shall use the other party’s name, service marks or trademarks, or refer to or identify the other party, in any advertising, publicity releases (including references on any customer lists or posting on web-sites), or promotional or marketing correspondence to others without the other party’s prior consent.

14.17	Trustees, Shareholders, etc. Not Personally Liable; Notice. The Transfer Agent acknowledges that the Trust’s Agreement and Declaration of Trust is on file with the Secretary of the Commonwealth of Massachusetts and that this Agreement is executed or made by or on behalf of the Trust by an officer as an officer and not individually. The Transfer Agent further acknowledges that the obligations of the Trust under this Agreement are not binding upon any Trustee, officer or shareholder of a Portfolio individually but are binding only upon the assets and property of the Trust or upon the assets belonging to the applicable Portfolio and that the rights and any liabilities and obligations of any one Portfolio are separate and distinct from those of any other Portfolio.

14.18	Exchange Privilege. Pursuant to instructions from the transfer agent for each Portfolio’s mutual fund class shares (the “Mutual Fund TA”) on behalf of holders of such mutual fund class shares, which instructions are received by the Transfer Agent in accordance with authentication procedures established by the Transfer Agent from time to time, the Transfer Agent shall process requests to effect the issuance of Shares of a Portfolio in exchange for mutual fund class shares of such Portfolio of equal value. The Transfer Agent shall be responsible for coordinating with the Mutual Fund TA and the Trust as needed in connection therewith. The Transfer Agent shall issue and deposit all such Shares to the applicable participant account at DTC, pursuant to the Mutual Fund TA’s instructions. Such instructions will be in the format agreed to by both transfer agents. The parties agree that the Mutual Fund TA is authorized by the Trust to provide such instructions and, accordingly, that the Transfer Agent shall be entitled to rely upon such instructions and use such information. The Transfer Agent shall act upon timely-received instructions for exchanges in accordance with processing deadlines specified by the Transfer Agent from time to time. The Transfer Agent reserves the right to decline to process or delay the processing of any purported exchange privilege instruction that is inaccurate, incomplete or unclear. The Transfer Agent has no responsibility to review or otherwise verify the completeness, accuracy or sufficiency of any information provided to it, for which the Mutual Fund TA shall be responsible. The Transfer Agent shall promptly notify the Mutual Fund TA and the Trust of any error in the processing of an interclass exchange of which the Transfer Agent becomes aware and, in the event that an interclass exchange is processed incorrectly, the Transfer Agent shall cooperate with the Mutual Fund TA and the Trust to cancel and reprocess the affected transaction. Any such exchange for Shares shall be effected manually by the Transfer Agent, until such time as an automated process is developed and available for use.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

State Street Bank and Trust Company

By:	/s/ Andrew E. Sharp
	Name:	Andrea E. Sharp
	Title:	Managing Director

THORNBURG INVESTMENT TRUST

By:	/s/ Curtis Holloway
	Name:	Curtis Holloway
	Title:	CFO & Treasurer

Schedule A

LIST OF ETF CLASSES

Thornburg Investment Trust

Thornburg American Opportunities Fund

ETF Class Shares

Thornburg Focus Growth Fund

ETF Class Shares